UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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08026913

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 51063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TRIUMPH GLOBAL SECURITIES, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 NINTH AVENUE, SUITE 402
(No. And Street)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

NEW YORK, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES W. GERBER (212) 246-0983
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

Securities and Exchange Comm
RECEIVED
FEB 25 2008
Office of Compliance In
and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES W. GERBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIUMPH GLOBAL SECURITIES, LTD., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

MARTIN F. BREZNICK
NOTARY PUBLIC, State of New York
No. 31-4644215
Qualified in New York County
Commission Expires March 30, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUMPH GLOBAL SECURITIES LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Triumph Global Securities Ltd.:

We have audited the accompanying statement of financial condition of Triumph Global Securities Ltd. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Triumph Global Securities Ltd., as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 14, 2008

TRIUMPH GLOBAL SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 228,620
Securities owned, at market value	14,847
Security deposit	550
Prepaid expenses	14,849
TOTAL ASSETS	$ 258,866

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 43,273
SHAREHOLDER'S EQUITY:	
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	290
Retained earnings	215,293
TOTAL SHAREHOLDER'S EQUITY	215,593
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 258,866

The accompanying notes are an integral part of this financial statement.

TRIUMPH GLOBAL SECURITIES LTD.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2007

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Triumph Global Securities Ltd. (the "Company") was incorporated on November 14, 1997 in the State of New York. The Company registered with the Securities and Exchange Commission as a broker/dealer on June 11, 1998 and became a member of the Financial Industry Regulatory Authority, Inc. The Company's purpose is to advise other companies on all financial matters, including advice on financing, securities offerings for public or private companies, private placement of securities and structuring subordinated debt agreements.

The Company recognizes consulting income and related expenses when underwritings are consummated. Cash equivalents include FDIC insured money-market funds.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In September 2006, FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity specific measurement and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company is required to adopt SFAS 157 in the first quarter of 2008. The Company does not expect that the implementation of SFAS 157 will have a material effect on the Company's results of operations or financial position.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintaining minimum statutory net capital. At December 31, 2007, the Company's net capital and excess net capital were $197,967 and $192,967, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company reimburses Triumph Worldwide Companies Ltd., a company related by common ownership, for rent and other related expenses such as supplies, equipment, and other personnel and variable costs. The amount reimbursed is based on the fair market value for the allocated portion of these expenses.

NOTE 4 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required. The shareholder of the Company is liable for the taxes on his share of the Company's income or loss.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose a tax based on capital. The Company has established a provision for such taxes.

Significant components of the income tax benefit are as follows:

Component	Amount
New York State	$ 100
New York City-current	340
New York City-deferred	(2,092)
Total	$ (1,652)

END